Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3 No. 333-            ) and related prospectus of State Street Corporation for the registration of 20,000 shares of Fixed Rate Cumulative Perpetual Preferred, Series B, a warrant for the purchase of 5,576,208 shares of common stock and 5,576,208 shares of common stock issuable upon exercise of such warrant, and to the incorporation by reference therein of our report dated February 14, 2008, with respect to the consolidated financial statements of State Street Corporation, and the effectiveness of internal control over financial reporting of State Street Corporation, included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Boston, Massachusetts

November 21, 2008